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                                                             OMB APPROVAL
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                           AMF Bowling Worldwide, Inc.
                           ---------------------------
                               (Name of applicant)

                                 8100 AMF Drive
                             Richmond, VA 23111-3700
                             -----------------------
                    (Address of principal executive offices)

                   SECURITIES TO BE ISSUED UNDER THE INDENTURE
                                 TO BE QUALIFIED

TITLE OF CLASS                                     AMOUNT
13.00% Senior Subordinated Notes due              $150,000,000 aggregate initial
2008                                              principal amount

Approximate date of proposed public offering:
On, or as soon as practicable after, the Effective Date of the Company's Plan of Reorganization.

     Name and address of agent for service:                 With a Copy to:

             Christopher F. Caesar                       Joseph C. Carter, III
Senior Vice President and Chief Financial Officer           McGuireWoods LLP
           AMF Bowling Worldwide, Inc.                      One James Center
                 8100 AMF Drive                           901 East Cary Street
             Richmond, VA 23111-3700                    Richmond, VA 23219-4030
                 (804) 730-4471                              (804) 775-1000

     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligor.

                                     GENERAL

1.   General information. Furnish the following as to the applicant:

     (a) Form of organization. AMF Bowling Worldwide, Inc. (the "Company") is a corporation.

     (b) State or other sovereign power under the laws of which organized. The Company is organized under the laws of the State of Delaware.

2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 (the "1933 Act") is not required.

     On July 2, 2001, the Company and its respective debtor subsidiaries filed a petition for relief under Chapter 11 ("Chapter 11") of the Bankruptcy Reform Act of 1978, as amended, Title 11, United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Eastern District of Virginia, Richmond Division (the "Bankruptcy Court"). Since that time, the Company and its respective debtor subsidiaries have continued to operate their businesses as debtors in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

     The Second Amended Second Modified Joint Plan of Reorganization of the Company, dated January 31, 2002 (as it may be altered, amended or modified from time to time, the "Plan") of the Company and certain of its debtor subsidiaries (together, the "Debtors") was confirmed by order of the Bankruptcy Court on February 1, 2002. The Plan provides for, among other things, the reorganization of the Debtors under Chapter 11 and the satisfaction and discharge of various prepetition claims against the Debtors. Under the Plan, the Company's 13.00% Senior Subordinated Notes Due 2008 (the "Notes") will be issued to holders of the senior secured claims under the Company's pre-bankruptcy Credit Agreement, dated as of June 14, 1999, as amended, among the Company, the Initial Lenders and Initial Issuing Banks thereunder, Goldman, Sachs Credit Partners L.P. and Citicorp Securities, Inc., as arrangers, Goldman, Sachs Credit Partners L.P., as syndication agent, and Citibank, N.A., as administrative agent, and Citicorp U.S.A., Inc. as collateral agent (the "Senior Lender Agreement"), allowed against the Debtors under the Bankruptcy Code in exchange for such claims.

     Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended (the "Securities Act"), if three principal requirements are satisfied: (a) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (b) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (c) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The offer and sale of the Notes and related guaranties under the Plan satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, accordingly, are exempt from registration under the Securities Act.

                                  AFFILIATIONS

3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

     The Company is currently a wholly-owned direct subsidiary of AMF Group Holdings Inc., a Delaware corporation ("Holdings") and Holdings is a wholly-owned direct subsidiary of AMF Bowling, Inc., a Delaware corporation, the common stock of which is registered under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). A list of the Company's affiliates that are material subsidiaries of the Company is set forth on Annex I. Information relating to the stockholders of AMF Bowling, Inc., some of which may be considered indirect affiliates of the Company before the implementation of the Plan, may be found in the filings made under the Exchange Act with the Securities and Exchange Commission with respect to AMF Bowling, Inc. The Plan provides that the Company and its current affiliates will engage in a series of restructuring transactions (the "Restructuring Transactions") pursuant to which, among other things, Holdings will be dissolved. Under the Plan, 92.5% of the Common Stock of the Company, par value $0.01 per share (the "Common Stock"), will be distributed to the holders of allowed senior secured claims against the Debtors under the Senior Lender Agreement and 7.5% of the Common Stock will be distributed to holders of unsecured claims against the Debtors. A list of entities that are expected to be material subsidiaries of the Company immediately following consummation of the Restructuring Transactions is set forth on Annex II.

     See Item 5 for the names, addresses and amounts of stock owned by the Company's major stockholders after implementation of the Plan, each of which may be deemed to be an affiliate of the Company for purposes of this Form T-3 under the Trust Indenture Act by virtue of its stock ownership.

     See Item 4 for the names and addresses of the directors and executive officers of the Company, each of whom may be deemed to be an affiliate of the Company for purposes of this Form T-3 under the Trust Indenture Act by virtue of his or her position. None of the current directors or executive officers owns any outstanding voting securities of the Company. Certain executive officers will be granted, on the effective date of the Plan (the "Effective Date") or as soon thereafter as is practicable, options to purchase up to six percent of the fully diluted shares of the Common Stock under the management incentive plan (the "New Management Incentive Plan") to be implemented pursuant to the Plan. On the first and second anniversaries of the Effective Date, certain executive officers will receive, pursuant to the New Management Incentive Plan, additional options to together purchase an aggregate of up to six percent of the fully diluted shares of Common Stock. Pursuant to the employment agreement executed between the Company and Roland Smith (the "Executive"), the Company's Chief Executive Officer, which will become effective as of the Effective Date, the Company will grant to the Executive options to purchase 129,132 shares of Common Stock under the New Management Incentive Plan. The Executive's employment agreement also provides that the Company will grant to the Executive, as of the Effective Date, a restricted stock award of 129,132 shares of Common Stock.

                             MANAGEMENT AND CONTROL

4. Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

     The following table sets forth the names and offices of all current directors and executive officers of the Company. The address for each director and executive officer listed below is c/o AMF Bowling Worldwide, Inc., 8100 AMF Drive, Richmond, VA 23111-3700.

Name                                     Office
--------------------                     -------------------------------

Richard A. Friedman                      Chairman of the Board; Director

Roland C. Smith                          President and Chief Executive
                                         Officer; Director

Frederick G. Kraegel                     Senior Vice President and Chief
                                         Administrative Officer

Christopher F. Caesar                    Senior Vice President, Chief
                                         Financial Officer and Treasurer

Timothy N. Scott                         Senior Vice President, Marketing

John B. Suddarth                         Senior Vice President

Daniel M. McCormack                      Secretary

Terence M. O'Toole                       Director

Peter M. Sacerdote                       Director

Charles M. Diker                         Director

Paul B. Edgerley                         Director

Thomas R. Wall IV                        Director

     Under section 5.8 of the Plan, on the Effective Date, the authority, power and incumbency of the persons then acting as directors of the Company will be terminated and the new directors that are selected under the Plan will assume their offices as the Board of Directors of the reorganized Company and will assume responsibility for the management, control and operations of the reorganized Company.

     The Plan provides that on the Effective Date, the Board of Directors of the reorganized Company will be composed of seven directors as follows:

o four directors selected by the Senior Lender Steering Committee (as defined in the Plan) on behalf of the holders of claims under the Senior Lender Agreement; and

o the Chief Executive Officer and one other officer of the reorganized Company; and

o one director selected by the Creditors' Committee (as defined in the Plan) who is reasonably satisfactory to the Debtors and the holders of claims under the Senior Lender Agreement.

     The following table sets forth the names and offices of the persons designated to serve as directors of the reorganized Company. The address for each director listed below is c/o AMF Bowling Worldwide, Inc., 8100 AMF Drive, Richmond, VA 23111-3700.

Name                                     Office
--------------------                     --------------------------------

Roland C. Smith                          President and Chief Executive
                                         Officer; Director

Frederick G. Kraegel                     Executive Vice President, Chief
                                         Administrative Officer and Chief
                                         Accounting Officer; Director

Meridee A. Moore                         Director

Mark D. Sonnino                          Director

Thomas M. Fuller                         Director

George W. Vieth, Jr.                     Director

Philip L. Maslowe                        Director

     The initial Board of Directors of the reorganized Company will serve until the first annual meeting of the holders of the New AMF Common Stock. Thereafter, the Board of Directors of the reorganized Company will be elected in accordance with the Amended Certificate of Incorporation and Amended By-laws and applicable nonbankruptcy law.

     The following table sets forth the names and offices of those persons who will serve as executive officers of the reorganized Company immediately following implementation of the Plan on the Effective Date. After the Effective Date, the Board of Directors will have the ability to appoint certain executive officers of the reorganized Company in addition to, or in place of, the executive officers listed below. The Company and the reorganized Company shall not have any obligation to update this application for qualification to reflect any such appointments made after the date thereof. The address for each director and executive officer listed below is c/o AMF Bowling Worldwide, Inc., 8100 AMF Drive, Richmond, VA 23111-3700.

Name                                     Office
---------------------                    --------------------------------

Roland C. Smith                          President and Chief Executive
                                         Officer; Director

Frederick G. Kraegel                     Executive Vice President, Chief
                                         Administrative Officer and Chief
                                         Accounting Officer; Director

Christopher F. Caesar                    Senior Vice President, Chief
                                         Financial Officer and Treasurer

Timothy N. Scott                         Senior Vice President, Marketing

5. Principal owners of voting securities. Furnish the following information as to each person owning ten percent or more of the voting securities of the applicant.

                             As of February 26, 2002
                             -----------------------

                                                               Percentage of
Name and                     Title of           Amount         Voting Securities
Complete Mailing Address     Class Owned        Owned          Owned
------------------------     -----------        ----------     -----------------

AMF Group Holdings Inc.      Common Stock,      100 shares     100%
8100 AMF Drive               $0.01 par value
Richmond, VA 23111-3700

                                         Upon the Effective Date
                                         -----------------------
                                                                                      Percentage of
Name and                                 Title of             Amount                  Voting Securities
Complete Mailing Address(1)              Class Owned          Owned(2)                Owned
------------------------                 -----------          ----------              -----------------
Farallon Capital Management, LLC(3)      Common Stock,        2,081,062 shares         20.8%
One Maritime Plaza, Suite 1325            $0.01 par value
San Francisco, CA 94111

Oaktree Capital Management, LLC(3)       Common Stock,        2,001,330 shares(4)      20.0%
333 South Grand Avenue, 28th Floor        $0.01 par value
Los Angeles, CA 90071

Satellite Asset Management, L.P.(3)     Common Stock,         1,442,974 shares         14.4%
10 East 50th Street, 21st Floor           $0.01 par value
New York, NY 10022

Silver Oak Capital, L.L.C.(3)            Common Stock,        1,837,667 shares         18.4%
c/o Angelo Gordon & Co., L.P.             $0.01 par value
245 Park Avenue, 26th Floor
New York, NY 10167

                                  UNDERWRITERS
                                  ------------

6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a) No person has acted as underwriter for the Company's securities in the last three years.

----------

1 Estimated holdings are based on information currently available to the Company and the terms of the Plan. Based on such information, the Company believes that Farallon Capital Management, LLC ("Farallon"), Oaktree Capital Management, LLC ("Oaktree"), Satellite Asset Management, L.P. ("Satellite") and Silver Oak Capital LLC ("Silver Oak") are the only persons or entities that will own 10% or more of the Common Stock outstanding immediately following the Effective Date.

2 Based on information provided to the Company by Farallon, Oaktree, Satellite and Silver Oak respectively and the terms of the Plan.

3    May be held through subsidiaries or other affiliated companies.

4 The distribution of shares of Common Stock to Oaktree is based in part on an estimate of the Company's allowed unsecured debt.

     (b)  Not applicable.

                               CAPITAL SECURITIES
                               ------------------

7.   Capitalization.

     (a) Furnish the following information as to each authorized class of securities of the applicant.

                             As of February 26, 2002
                             -----------------------

                                     Amount              Amount
Title of Class                       Authorized          Outstanding
-----------------------------        ------------        ------------

Common Stock, $0.01 par value        1,000 shares        100 shares

10 7/8% Senior Subordinated          $250,000,000        $250,000,000
Notes Due 2006

12 1/4% Senior Subordinated          $452,000,000        $277,000,000
Discount Notes due 2006

                             Upon the Effective Date
                             -----------------------
                                     Amount                     Amount
Title of Class                       Authorized                 Outstanding
-----------------------------        ------------               ------------
Common Stock, $0.01 par value          20,000,000 shares        10,000,000 shares(5)

----------

(5) Does not include: (i) 1,764,706 shares of Common Stock reserved for issuance upon exercise of the Series A warrants to be issued by the Company under the Plan (which warrants will become exercisable on the Initial
     Distribution Date (as defined under the Plan), have an initial exercise price of $21.19 per share and will expire on the seventh anniversary of the Effective Date), (ii) 1,724,138 shares of Common Stock reserved for issuance upon exercise of the Series B warrants to be issued by the Company under the Plan (which warrants will become exercisable on the Initial
     Distribution Date, have an initial exercise price of $27.19 per share and will expire on the seventh anniversary of the Effective Date), (iii)
     1,549,587 shares of Common Stock reserved for issuance in connection with options to be granted under the Company's New Management Incentive Plan
     (which options will have a initial exercise price on the date of grant equal to the Fair Market Value (as such term is defined in the New
     Management Incentive Plan) of the Common Stock, and 33% of which will become exercisable on each of the first three anniversaries of the grant date and expire on the seventh anniversary of the date on which they are granted) which includes options granted to the Executive to purchase
     129,132 shares of Common Stock (which options will have an initial exercise price of $21.19, 33% of which will become exercisable on each of the first three anniversaries of the Effective Date and expire on the seventh anniversary of the Effective Date) and (iv) 129,132 shares of Common Stock that will be granted to the Executive, as of the Effective Date, in the form of a restricted stock award.


                                       8



                                     Amount                     Amount
Title of Class                       Authorized                 Outstanding
-----------------------------        ------------               ------------

Preferred Stock, $0.01 par value        5,000,000 shares        0

13% Senior Subordinated Notes        $150,000,000              $150,000,000
due 2008

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     The current holders of Common Stock are, and the holders of Common Stock upon the Effective Date will be, entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Holders of Common Stock upon the Effective Date will have no preemptive, subscription or conversion rights. Currently, there are no shares of Preferred Stock outstanding nor is it anticipated that any will be issued in connection with the consummation of the Plan. Subject to applicable regulations, the holders of Preferred Stock would have voting rights as determined by the Company's Board of Directors when, as and if shares of Preferred Stock are issued by the Company. The holders of the Notes are not entitled to voting rights.

                              INDENTURE SECURITIES
                              --------------------

8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Trust Indenture Act of 1939 (the "1939 Act").

     The Notes will be issued under an indenture to be dated as of the Effective Date (the "Indenture") and entered into by the Company, certain of the Company's direct and indirect subsidiaries signatory thereto as guarantors (together, the "AMF Guarantors"), and Wilmington Trust Company, as Trustee (the "Trustee"). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined have the meanings assigned to them in the Indenture.

     (a) Events of Default; Withholding of Notice. An "event of default" with respect to the Notes includes any of the following events:

          (i) default for 30 days in the payment of interest on the Notes (whether or not prohibited by the subordination provisions of the Indenture);

          (ii) default in payment of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture);

          (iii) failure by the Company to comply with the provisions of the Indenture relating to merger, consolidation and sale of assets or fails to comply for 30 days with the provisions requiring it to offer to repurchase the notes on a change of control;

           (iv) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes;

            (v) default by the Company under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guarantied by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or Guaranty now exists, or is created after the date of the Indenture, which default is caused by a failure to pay principal at final maturity or results in the acceleration of such Indebtedness prior to maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness, the maturity of which has been so accelerated, aggregates at least $25,000,000;

          (vi) the failure by the Company, or any of its Significant Subsidiaries, or a group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, to pay final judgments aggregating in excess of $25,000,000, which judgments are not paid, discharged or stayed for a period of 60 days after entry thereof; and

          (vii) certain events of bankruptcy or insolvency relating to the Company or certain of its subsidiaries as specified in the Indenture.

     The Indenture provides that the Trustee will, within 30 days after the occurrence of a default that is continuing and known to the Trustee, give all holders of Notes notice of such default, except in the case of default in payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if a committee of its Responsible Officers in good faith determines that the withholding of such notice is in the interest of the holders of the Notes.

     If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the Notes then outstanding may declare all the Notes to be due and payable immediately. In the event of a Default as described in (v) above, such declaration of acceleration shall be annulled if the holders of the Indebtedness subject to such acceleration have rescinded their declaration of acceleration in respect of such Indebtedness. If the Event of Default is an event of bankruptcy as described in (vii) above, all outstanding Notes will become due and payable without further action or notice.

     Defaults may be waived by the holders of a majority in principal amount of the then outstanding Notes, upon conditions provided in the Indenture, except that such holders may not waive a continuing default in payment of the principal of or premium or interest on the Notes and a default with respect to certain provisions specified in the Indenture that require each holder of a Note to consent to the waiver of any and all such conditions. However, such holders may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration.

     The Indenture provides that the Company will file annually with the Trustee a report certifying the Company's compliance with the terms and obligations of the Indenture and describing Events of Default, if any, that have occurred in the past fiscal year.

     (b) Authentication and Delivery of the Notes; Application of Proceeds.

     The Notes to be issued under the Indenture may from time to time be executed on behalf of the Company by its proper officers and delivered to the Trustee for authentication and delivery in accordance with the Company's order and the Indenture. Each Note shall be dated the date of its authentication, and no Note shall be valid unless authenticated by manual signature of the Trustee, and such signature shall be conclusive evidence that such Note has been duly authenticated under the Indenture.

     The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes on behalf of the Trustee. Unless limited by the terms of such appointment, an authenticating agent may authenticate whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar or Paying Agent to deal with the Company and its Affiliates.

     There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes because the Notes will be issued as part of an exchange for claims pursuant to the Plan.

     (c) Release or Substitution of Property.

     The Notes are unsecured. The Indenture therefore does not contain any provisions relating to the release or substitution of property.

     (d) Satisfaction and Discharge of the Indenture.

     The Indenture will cease to be of further effect (except that certain obligations of the Company and the Subsidiary Guarantors regarding indemnification and compensation of the Trustee and reinstatement of the Indenture and certain obligations of the Company, Trustee and Paying Agent regarding repayment of excess monies shall survive) when all outstanding Notes that have been authenticated and issued have been delivered (other than destroyed, lost or stolen Notes that have been replaced or paid) to the Trustee for cancellation and the Company has paid all sums payable by the Company under the Indenture. In addition, the Company may terminate all of its obligations under the Indenture if:

     (i) the Company irrevocably deposits in trust with the Trustee or, at the option of the Trustee, with a trustee reasonably satisfactory to the Trustee and the Company under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, money or United States Government Obligations sufficient (as certified by an independent public accountant designated by the Company) to pay principal and interest on the Notes to maturity or redemption, as the case may be, and to pay all other sums payable by them under the Indenture, provided that (1) the trustee of the irrevocable trust shall have been irrevocably instructed to pay such money or the proceeds of such United States Government Obligations to the Trustee and (2) the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such United States Government Obligations to the payment of said principal and interest with respect to the Notes;

     (ii) the Company and the Subsidiary Guarantors deliver to the Trustee a certificate signed by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company, stating that all conditions precedent to satisfaction and discharge of the Indenture have been complied with, and an opinion of legal counsel who is reasonably acceptable to the Trustee to the same effect; and

     (iii) no Event of Default or event (including such deposit) which, with notice or lapse of time, or both, would become an Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit.

     The Trustee and the Paying Agent shall promptly pay to the Company upon written request any excess money or securities held by them at any time.

     The Trustee and the Paying Agent shall pay to the Company, upon written request, any money held by them for the payment of principal or interest that remains unclaimed for two years after the date upon which such payment shall have become due; provided, however, that the Company shall have either caused notice of such payment to be mailed to each holder of the Notes entitled thereto no less than 30 days prior to such repayment or within such period shall have published such notice in a financial newspaper of widespread circulation published in the City of New York including, without limitation, The Wall Street Journal. After payment to the Company, holders of the Notes entitled to the money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

     (e) Evidence of Compliance with Conditions and Covenants.

     So long as any of the Notes are outstanding, the Indenture requires that the Company will deliver to the Trustee:

     (i) within 120 days after the end of each fiscal year, a certificate signed by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company, stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action, if any, such Issuer is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action, if any, the Company is taking or proposes to take with respect thereto; and

     (ii) The Company shall deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, a certificate signed by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company, specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

     Upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company is required to furnish to the Trustee:
(1) a certificate signed by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company, and/or (2) an opinion of legal counsel who is reasonably acceptable to the Trustee, each to the effect that all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed actions have been satisfied.

9. Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

     Each Subsidiary Guarantor (as defined in the Indenture) is an obligor on the Notes. The name and mailing address of each Subsidiary Guarantor is set forth on Annex III.

     Contents of application for qualification. This application for qualification comprises:

     (a) Pages numbered 1 to 15, consecutively (and Annex I, Annex II, Annex III and an Exhibit Index).

     (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.*

          *The statement of eligibility and qualification on Form T-1 of Wilmington Trust Company was filed previously with the Securities and Exchange Commission in connection with the initial filing of this application on November 19, 2001 as Exhibit 25.1 to this application.

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

          Exhibit
          Number              Description
          --------------      --------------------------------------------------

          Exhibit T3A(1)      Certificate of Incorporation of the Company, as
                              amended.

          Exhibit T3A(2)      Form of Amended and Restated Certificate of
                              Incorporation of the Company, to be in effect on the Effective Date.

          Exhibit T3B(1)      Bylaws of the Company, as amended.

          Exhibit T3B(2)      Form of Amended and Restated Bylaws of the Company
                              to be in effect on the Effective Date.

          Exhibit T3C         Form of Indenture to be qualified.

          Exhibit T3E         Disclosure Statement for the Second Amended Joint
                              Plan of Reorganization of the Debtors (including the Plan which is an exhibit thereto).

          Exhibit T3F         Cross-reference sheet showing the location in the
                              Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Act.

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, AMF Bowling Worldwide, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Amendment No. 1 to its Application on Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Richmond, and State of Virginia, on the 26th day of February, 2002.


                                        AMF BOWLING WORLDWIDE, INC.

                                        By: /s/ Christopher F. Caesar
                                            ------------------------------
                                            Christopher F. Caesar,
                                            Chief Financial Officer, Senior Vice
                                            President and Treasurer


Attest: February 26, 2002               By: /s/ Daniel M. McCormack
        --------------------------          ------------------------------
                                            Daniel M. McCormack,
                                            Secretary

                                     ANNEX I

                               CURRENT AFFILIATES

     Each entity listed below is a wholly owned material subsidiary of the Company. The names of indirectly owned material subsidiaries are indented and listed under their direct-parent entity, and are wholly owned by their direct-parent entity unless otherwise indicated. All percentages listed refer to the voting securities of the respective entity unless otherwise indicated. The jurisdiction of incorporation for each individual entity appears in parentheses following the full name of the entity.

AMF Bowling Centers Holdings Inc. (Delaware)

         AMF Bowling Centers, Inc. (Virginia)

                  American Recreation Centers, Inc. (California)

                           RQP Ltd. (California)(1)
                           Broadway Grand Plaza Associates (California)(2)

                  Michael Jordan Golf Company, Inc. (Delaware)

                           MJG-O' Hare, Inc. (Illinois)(3)

                  Fair Lanes Edgewood Restaurant, Inc. (Maryland)(4) Prince George Concession Company, Inc. (Maryland)(5) Marlow Concession Company, Inc. (Maryland)(6)
                  The Bowler's Choice Restaurant, Inc. (Maryland)(7)


-------------------

(1) A limited partnership whose interests are 87.5% owned by American Recreation Centers, Inc. and 12.5% owned by Eatough Group (not an affiliate of the Company).

(2) A limited partnership whose interests are 60% owned by American Recreation Centers, Inc. and 40% owned by Bernal Investment, Inc. (not an affiliate of the Company).

(3) 90% owned by Michael Jordan Golf Company, Inc. and 10% owned by Telemat Ltd (not an affiliate of the Company).

(4) 70% owned by AMF Bowling Centers, Inc. and 30% owned by present and former employees of AMF Bowling Centers, Inc.

(5) 74% owned by AMF Bowling Centers, Inc. and 26% owned by present and former employees of AMF Bowling Centers, Inc.

(6) 50% owned by AMF Bowling Centers, Inc. and 50% owned by present and former employees of AMF Bowling Centers, Inc.

(7) 60% owned by AMF Bowling Centers, Inc. and 40% owned by present and former employees of AMF Bowling Centers, Inc.

              Eastpoint Concession Company, Inc. (Maryland)(8)
              Pikesville Concession Company, Inc. (Maryland)(8)
              Ritchie Concession Company, Inc. (Maryland)(8)
              Southdale Bowler's Restaurant, Inc. (Maryland)(8)
              Southwest Concession Company, Inc. (Maryland)(8)
              Strikes and Spares Lounge, Inc. (Maryland)(8)
              Timonium Concession Co., Inc. (Maryland)(8)
              Show Place Club-Garland, Inc. d/b/a Show Place Recreation Center-Garland(9)
              The Jupiter Private Club, Inc. d/b/a Jupiter Club(9)
              The Advantages Private Club, Inc. d/b/a The Advantages Private Club(9)
              The Triangle Bowl Private Club, Inc. d/b/a Triangle Bowl(9) The Lewisville Private Club, Inc. d/b/a Lewisville Club(9)

         AMF Beverage Company of Oregon, Inc. (Oregon)
         AMF Beverage Company of W. VA., Inc. (West Virginia)
         Bush River Corporation (South Carolina)
         King Louie Lenexa, Inc. (Kansas)
         300, Inc. (Texas)

         AMF Worldwide Bowling Centers Holdings Inc. (Delaware)

               AMF Bowling Centers (Aust) International Inc. (Virginia)

               AMF Catering Services Pty. Ltd. (Australia)

               AMF Bowling Centers (Hong Kong) International Inc. (Virginia)

               AMF Bowling Centers International Inc. (Virginia)

               AMF BCO-UK One, Inc. (Virginia)

               AMF BCO-UK Two, Inc. (Virginia)

                   AMF Bowling (United Kingdom)(10)

                         Gravesend Bowling Limited (United Kingdom)



-----------------

(8) 100% owned by present and former employees of AMF Bowling Centers, Inc. who must transfer their ownership interests to AMF Bowling Centers, Inc. under certain conditions.

(9) Incorporated in Texas. Non-stock membership club managed and indirectly controlled by AMF Bowling Centers, Inc. whose members are not affiliates of the Company.

(10) An unlimited liability company under the laws of the United Kingdom whose interests are 26.8% owned by AMF BCO-UK One, Inc. and 73.2% owned by AMF BCO-UK Two, Inc.

                     Channel Holdings Limited (Guernsey)(11)

                           Pentagon Bowling plc (United Kingdom)

                     AMF Bowling Products, LLC (Russia)

               AMF BCO-France One, Inc. (Virginia)

               AMF BCO-France Two, Inc. (Virginia)

                     AMF Bowling France SNC (France)(12)

                            AMF Bowling de Paris SNC (France)(13)
                            Societe Anonyme du Bowling de Montparnasse (France) AMF Bowling de Lyon La Part Dieu SNC (France)(13)

               AMF Bowling Mexico Holding, Inc. (Delaware)

                     Boliches AMF y Compania (Mexico)(14)

                             Operadora Mexicana de Boliches, S.A. (Mexico)(15) Promotora de Boliches, S.A. de C.V. (Mexico)(15) Inmuebles Obispado, S.A. (Mexico)
                             Inmuebles Minerva, S.A. (Mexico)
                             Boliches Mexicanos, S.A. (Mexico)

                Boliches AMF, Inc. (Virginia)

                AMF International BCO Holdings B.V. (Netherlands)

                         Hong Leong-AMF Leisure Holdings Ptd Ltd. (Singapore)

                         AMF Bowling LTDA (Brazil)

                               AMF Bowling Brasil S.A. (Brazil)


----------------

(11) 86% owned by AMF Bowling and 14% by Mark Root as nominee of AMF Bowling, shares beneficially owned by AMF Bowling.

(12) A partnership whose interests are 27% owned by AMF BCO-France One, Inc. and 73% owned by AMF BCO-France Two, Inc.

(13) A partnership whose interests are 99% owned by AMF Bowling France SNC and 1% owned by AMF BCO-France One, Inc.

(14) 79% owned by AMF Bowling Mexico Holding, Inc. and 21% owned by Boliches AMF, Inc.

(15) 85% owned by Boliches AMF y Compania and 15% owned by AMF Bowling Mexico Holding, Inc.

                                  Madeira Bowling Investments SGPS Sociedade
                                     Unipessol, LTDA(16)

                                        AMF Playcenter S.A. (Argentina)

AMF Bowling Holdings Inc. (Delaware)

     AMF Bowling Products, Inc. (Virginia)

          AMF Bowling Products International B.V. (Netherlands)

                   AMF Bowling Poland spolka zo.o (Poland)
                   AMF Bowling India Private Limited (India)(17)
                   AMF Bowling Products UK Limited (United Kingdom)

















-----------------

(16) Incorporated in Portugal.

(17) 99% owned by AMF Bowling Products International B.V. and 1% owned by AMF Bowling Products, Inc.

                                    ANNEX II

                          AFFILIATES UPON CONSUMMATION
                        OF THE RESTRUCTURING TRANSACTIONS

     Listed below are the entities that are presently expected to be material subsidiaries of the Company following consummation of the Restructuring Transactions. Each entity listed below will be a wholly owned material subsidiary of the Company. The names of indirectly owned material subsidiaries are indented and listed under their direct-parent entity, and will be wholly owned by their direct-parent entity unless otherwise indicated. All percentages listed refer to the voting securities of the respective entity unless otherwise indicated. The expected jurisdiction of incorporation for each individual entity appears in parentheses following the full name of the entity.

AMF Bowling Centers Holdings Inc. (Delaware)

         AMF Bowling Centers, Inc. (Virginia)

                  American Recreation Centers, Inc. (California)

                           RQP Ltd. (California)(1)
                           Broadway Grand Plaza Associates (California)(2)

                  Fair Lanes Edgewood Restaurant, Inc. (Maryland)(3) Prince George Concession Company, Inc. (Maryland)(4) Marlow Concession Company, Inc. (Maryland)(5)
                  The Bowler's Choice Restaurant, Inc. (Maryland)(6) Eastpoint Concession Company, Inc. (Maryland)(7) Pikesville Concession Company, Inc. (Maryland)(7) Ritchie Concession Company, Inc. (Maryland)(7) Southdale Bowler's Restaurant, Inc. (Maryland)(7) Southwest Concession Company, Inc. (Maryland)(7)


-------------

(1) A limited partnership whose interests are 87.5% owned by American Recreation Centers, Inc. and 12.5% owned by Eatough Group (not an affiliate of the Company).

(2) A limited partnership whose interests are 60% owned by American Recreation Centers, Inc. and 40% owned by Bernal Investment, Inc. (not an affiliate of the Company).

(3) 70% owned by AMF Bowling Centers, Inc. and 30% owned by present and former employees of AMF Bowling Centers, Inc.

                  Strikes and Spares Lounge, Inc. (Maryland)(7)
                  Timonium Concession Co., Inc. (Maryland)(7)
                  Show Place Club-Garland, Inc. d/b/a Show Place Recreation
                    Center-Garland(8)
                  The Jupiter Private Club, Inc. d/b/a Jupiter Club(8)
                  The Advantages Private Club, Inc. d/b/a The Advantages
                    Private Club(8)
                  The Triangle Bowl Private Club, Inc. d/b/a Triangle Bowl(8) The Lewisville Private Club, Inc. d/b/a Lewisville Club(8)

         AMF Beverage Company of Oregon, Inc. (Oregon)
         AMF Beverage Company of W. VA., Inc. (West Virginia)
         King Louie Lenexa, Inc. (Kansas)
         300, Inc. (Texas)

         AMF Worldwide Bowling Centers Holdings Inc. (Delaware)

                  AMF Bowling Centers (Aust) International Inc. (Virginia)

                  AMF Catering Services Pty. Ltd. (Australia)

                  AMF Bowling Centers (Hong Kong) International Inc. (Virginia)

                  AMF Bowling Centers International Inc. (Virginia)

         AMF Bowling (United Kingdom)

                  Gravesend Bowling Limited (United Kingdom)

                  Channel Holdings Limited (Guernsey)(9)

                           Pentagon Bowling plc (United Kingdom)

         AMF Bowling France SNC (France)


--------------

(4) 74% owned by AMF Bowling Centers, Inc. and 26% owned by present and former employees of AMF Bowling Centers, Inc.

(5) 50% owned by AMF Bowling Centers, Inc. and 50% owned by present and former employees of AMF Bowling Centers, Inc.

(6) 60% owned by AMF Bowling Centers, Inc. and 40% owned by present and former employees of AMF Bowling Centers, Inc.

(7) 100% owned by present and former employees of AMF Bowling Centers, Inc. who must transfer their ownership interests to AMF Bowling Centers, Inc. under certain conditions.

(8) Incorporated in Texas. Non-stock membership club managed and indirectly controlled by AMF Bowling Centers, Inc. whose members are not affiliates of the Company.

(9) 86% owned by AMF Bowling and 14% by Mark Root as nominee of AMF Bowling, shares beneficially owned by AMF Bowling.

                  AMF Bowling de Paris SNC (France) (10)
                  Societe Anonyme du Bowling de Montparnasse (France) AMF Bowling de Lyon La Part Dieu SNC (France) (10)

         AMF Bowling Mexico Holding, Inc. (Delaware)

                  Boliches AMF y Compania (Mexico)(11)

                           Operadora Mexicana de Boliches, S.A. (Mexico)(12) Promotora de Boliches, S.A. de C.V. (Mexico)(12) Inmuebles Obispado, S.A. (Mexico)
                           Inmuebles Minerva, S.A. (Mexico)
                           Boliches Mexicanos, S.A. (Mexico)

                  Boliches AMF, Inc. (Virginia)

AMF Bowling Products, Inc. (Virginia)

          AMF Bowling Products International B.V. (Netherlands)

                  AMF Bowling Poland spolka zo.o (Poland)
                  AMF Bowling India Private Limited (India)(13)

                  AMF Bowling Products UK Limited (United Kingdom)

                           AMF Bowling Products, LLC (Russia)(14)











------------

(10) 99% owned by AMF Bowling France SNC and 1% owned by AMF Worldwide Bowling Centers Holdings Inc.

(11) 79% owned by AMF Bowling Mexico Holding, Inc. and 21% owned by Boliches AMF, Inc.

(12) 85% owned by Boliches AMF y Compania and 15% owned by AMF Bowling Mexico Holding, Inc.

(13) 99% owned by AMF Bowling Products International B.V. and 1% owned by AMF Bowling Products, Inc.

(14) To be owned by AMF Bowling Products International B.V. and AMF Bowling Products UK Limited in percentages to be determined.

                                    ANNEX III

                              SUBSIDIARY GUARANTORS

     Each of the entities listed below is a Subsidiary Guarantor under the Indenture. The mailing address for each of the entities listed below is 8100 AMF Drive, Richmond, VA 23111-3700.

AMF Bowling Products, Inc.
AMF Bowling Centers Holdings Inc.
AMF Bowling Holdings Inc.
AMF Worldwide Bowling Centers Holdings Inc.
American Recreation Centers, Inc.
AMF Bowling Centers, Inc.
AMF Beverage Company of Oregon, Inc.
AMF Beverage Company of W. VA., Inc.
King Louie Lenexa, Inc.
300, Inc.
Bush River Corporation
Michael Jordan Golf Company, Inc.
MJG-O'Hare, Inc.
AMF Bowling Centers (Aust) International Inc.
AMF Bowling Centers (Hong Kong) International Inc.
AMF Bowling Centers International Inc.
AMF Bowling Mexico Holding, Inc.
Boliches AMF, Inc.
AMF BCO-UK One, Inc.
AMF BCO-UK Two, Inc.
AMF BCO-France One, Inc.
AMF BCO-France Two, Inc.
AMF Bowling Centers Spain Inc.